UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Richard Weinberg
LED Holdings, LLC
c\o Pegasus Capital Advisors, L.P.
99 River Road
Cos Cob, CT 06807
(203) 869-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		29,172,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		29,172,496

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,172,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.01% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		165,477,329(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,477,329(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,477,329(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement dated May 16, 2011, and the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement dated May 16, 2011.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		165,477,329(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,477,329(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,477,329(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement dated May 16, 2011, and the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement dated May 16, 2011.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		170,082,826(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,082,826(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,082,826(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.18% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II LLC pursuant to the Subscription Agreement dated May 16, 2011 (the “Subscription Agreement”), and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement. Also includes the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II pursuant to the Subscription Agreement and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LSGC Holdings LLC 27-3651400

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		165,477,329(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		165,477,329(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,477,329(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.56%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement dated May 16, 2011, and the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement dated May 16, 2011.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS: LSGC Holdings II LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DE

	7	SOLE VOTING POWER:

NUMBER OF		1,635,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,635,800

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,635,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.83%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II LLC pursuant to the Subscription Agreement dated May 16, 2011.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		170,082,826 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,082,826 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,082,826 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.18% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II LLC pursuant to the Subscription Agreement dated May 16, 2011 (the “Subscription Agreement”), and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement. Also includes the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II pursuant to the Subscription Agreement and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		170,082,826 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,082,826 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,082,826 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.18% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II LLC pursuant to the Subscription Agreement dated May 16, 2011 (the “Subscription Agreement”), and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement. Also includes the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II pursuant to the Subscription Agreement and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		170,082,826(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,082,826(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,082,826(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.18%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II LLC pursuant to the Subscription Agreement dated May 16, 2011 (the “Subscription Agreement”), and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement. Also includes the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II pursuant to the Subscription Agreement and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		170,238,580 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		170,238,580 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,238,580 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.25% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in four equal installments of 3,000 on April 23, 2010, July 1, 2010, October 1, 2010, and January 3, 2011, and 6,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested or will vest in equal quarterly installments on the first trading day immediately following the end of each of the first two fiscal quarters of 2011 as the case may be and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II LLC pursuant to the Subscription Agreement dated May 16, 2011 (the “Subscription Agreement”), and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement. Also includes the distribution by LSGC Holdings LLC of 562,500 shares of common stock pursuant to the Binding Term Sheet dated May 13, 2011.
(2) Based on 194,293,519 shares of common stock outstanding as of May 13, 2011. Assumes the exercise of options held by Pegasus Capital Advisors IV, L.P. and the issuance of 18,000 shares of common stock underlying those options. Includes the issuance of 1,635,800 shares of common stock to LSGC Holdings II pursuant to the Subscription Agreement and the issuance of 3,750,000 shares of common stock to LSGC Holdings LLC pursuant to the Subscription Agreement.

Amendment No. 19 to Schedule 13D
     This Amendment No. 19 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”), LSGC Holdings LLC (“LSGC Holdings”), Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011 and Amendment No. 18 filed on February 18, 2011. Except as specifically provided herein, this Amendment No. 19 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 2. Identity and Background
Item 2 of this schedule is hereby supplemented and updated as follows:
     LSGC Holdings II LLC (“LSGC Holdings II,” and together with LEDH, PPAIV, PPLED, PPIV, PIIV, PIGP, PCLLC, LSGC Holdings and Mr. Cogut, the “Reporting Persons”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807. LSGC Holdings is engaged in the business of investment. Current information concerning the identity and background of the sole member of LSGC Holdings II is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     During the past five years, neither of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     PPIV is the managing member and the sole member of LSGC Holdings II. PIIV is the general partner of PPIV and PIGP is the general partner of PIIV. PIGP is wholly owned by PCLLC. PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut. Each of PPIV, PIIV, PIGP, PCLLC and Mr. Cogut disclaims beneficial ownership of any of the Issuer’s securities as to which this Amendment No. 19 relates, and this Amendment No. 19 shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.
     This Amendment No. 19 is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.
Item 3. Source and Amount of Funds or Other Consideration
The disclosure in Item 4 below is incorporated herein by reference.
Item 4. Purpose of Transaction
Demand Note
     On May 6, 2011, the Issuer entered into a Demand Promissory Note (the “Demand Note”) with LSGC Holdings II. Pursuant to the Demand Note, the Issuer promised to pay to LSGC Holdings II $6.5 million (the “Principal”) plus $1,800 per day in interest (the “Accrued Interest” and together with the Principal, the “Accrued Balance”) from April 22, 2011 until the Accrued Balance is paid in full. The Issuer issued the Demand Note to LSGC Holdings II in complete satisfaction of the Issuer’s obligations in connection with the Assignment Agreement (the “Assignment Agreement”), dated April 22, 2011, between the Issuer and LSGC Holdings II, pursuant to which the Issuer sold all of its rights, title and interests to the expected $7.0 million in proceeds from a key-man life insurance policy for cash payments totaling $6.5 million and the right to a contingent payment of up to $450,000 as set forth in the Assignment Agreement.
     The Demand Note was initially payable in full upon demand by LSGC Holdings II. In addition, according to the original terms of the Demand Note, the Accrued Balance may be converted into shares of the Issuer’s common stock on such terms and subject to such conditions as reasonably agreed by the Issuer and LSGC Holdings II.
     The foregoing description of the Demand Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Demand Note, which is included as Exhibit 10.1 to this Amendment No. 19 and is incorporated by reference herein.
Subordination Agreement and Amendment of Loan Agreement
     On May 6, 2011, the Issuer and its domestic wholly owned subsidiaries (the “Guarantors”) entered into Amendment No. 2 (the “Amendment”) to the Loan and Security Agreement (the “Loan Agreement”), dated November 22, 2010, with Wells Fargo Bank, N.A. (“Wells Fargo”), in its capacity as issuing bank and agent. The Amendment was executed in conjunction with the Demand Note and, among other things, (i) authorizes the Demand Note as an Indebtedness (as defined therein) of the Issuer and the Guarantors, (ii) authorizes certain payments to LSGC Holdings II pursuant to the Demand Note and (iii) increases from $250,000 to $500,000 the maximum amount of authorized advances or payments to or on benefit of Lighting Science Group Mexico SRL, a wholly owned foreign subsidiary of the Issuer, for each fiscal month in 2011 and each fiscal year thereafter.
     The Issuer, its domestic wholly owned subsidiaries, LSGC Holdings II and Wells Fargo also entered into a Subordination Agreement (the “Subordination Agreement”), dated as of May 6, 2011, pursuant to which LSGC Holdings II agreed to subordinate all of the Issuer’s obligations under the Demand Note to the Loan Agreement.
     The foregoing description of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subordination Agreement, which is included as Exhibit 10.2 to this Amendment No. 19 and is incorporated by reference herein.
LSGC Holdings Preferred Member Interest
     On May 13, 2011, LSGC Holdings entered into a binding term sheet (the “Term Sheet”) with Continental Casualty Company (the “Investor”) which set forth the terms of an investment by which the Investor will contribute $15.0 million (the “Investment”) into LSGC Holdings in exchange for a senior preferred member interest in LSGC Holdings (the “Preferred Member Interest”). The Preferred Member Interest will have a liquidation preference senior to any distributions to any member of LSGC Holdings in an amount equal to the Investment plus the Accrued Dividend (as defined in the Term Sheet) (the “Liquidation Preference”) other than to any members which hold preferred interests which are pari passu with respect to the liquidation preference and distributions to the Preferred Member Interest. The Liquidation Preference will become due and payable to the Investor upon the sale of any Issuer common stock by LSGC Holdings or upon the incurrence of certain debt by the Issuer.
     The Preferred Member Interest may be redeemed in cash at any time by LSGC Holdings in exchange for aggregate consideration equal to the Liquidation Preference (the “Redemption”) and the proceeds from the investment will be used to purchase 3,750,000 shares of the Issuer pursuant to the Subscription Agreement (as defined below). Additionally, pursuant to the Preferred Member Interest LSGC Holdings will distribute to the Investor an aggregate of 1,125,000 of the Common Stock purchased pursuant to the Subscription Agreement (the “Investor Stock”) (562,500 shares of Common Stock at the consummation of the Investment, 281,250 shares of Common Stock upon the first anniversary of the Investment and 281,250 shares of Common Stock upon the second anniversary of the Investment). No portion of the Investor Stock will be distributed to the Investor subsequent to the Redemption. Pursuant to the terms of the Term Sheet, restrictions will be placed on LSGC Holdings with regard to the issuance of certain additional preferred stock and certain distributions.
Subscription Agreement
     On May 16, 2011, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with LSGC Holdings and LSGC Holdings II (the “Purchasers”). Pursuant to the Subscription Agreement, the Purchasers agreed to purchase 3,750,000 and 1,635,800 shares of Common Stock, respectively, at a price per share of $4.00 for an aggregate purchase price of $21,543,200. With respect to the issuance of Common Stock to LSGC Holdings, the obligations of both the Issuer and LSGC Holdings under the Subscription Agreement are conditioned upon LSGC Holdings’ receipt of the requisite funds from a third party investor or investors on or before June 15, 2011. On May 26, 2011, LSGC Holdings received the requisite funds related to the Investment for the Preferred Member Interest. The Issuer issued the Common Stock to LSGC Holdings II in exchange for, and in full satisfaction of, the Demand Note, issued to Holdings II by the Issuer. As of May 16, 2011, the outstanding balance on the Demand Note, including principal and interest, was $6,543,200. The Issuer also agreed to pay a commission of 4% on all funds received from LSGC Holdings and certain legal fees of Pegasus Capital Advisors, L.P. that were incurred in connection with the Subscription Agreement. The shares of common stock subject to the Subscription Agreement are subject to the Lock-Up Agreement, dated February 10, 2011 entered into by PPIV and LSGC Holdings with Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters.
     The Subscription Agreement contains certain purchase price protections for the benefit of the Purchasers. Specifically, if the Issuer issues Common Stock in its currently contemplated public offering (the “Proposed Offering”) at a price per share below $4.00, it would issue to each Purchaser additional shares of Common Stock such that the weighted average purchase price per share of each Purchaser would equal the price at which the shares were issued in the Proposed Offering.
     The foregoing descriptions of the Term Sheet and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits 10.3, and 10.4, respectively, to this Schedule 13D and are incorporated herein by reference.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or other securities of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 19 are incorporated herein by reference. Such information is based upon 194,293,519 shares of Common Stock outstanding as of May 13, 2011.
     The disclosure regarding the Demand Note, the Subordination Agreement, Term Sheet and Subscription Agreement in Item 4 is incorporated herein by reference.
     Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The disclosure regarding the Demand Note, Subordination Agreement, Term Sheet and Subscription Agreement in Item 4 is incorporated herein by reference.
     The Demand Note, Subordination Agreement, Term Sheet and Subscription Agreement are included as Exhibit 10.1, 10.2, 10.3 and 10.4, respectively, to this Amendment No. 19 and are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1
Demand Note, dated as of May 6, 2011, between Lighting Science Group Corporation and LSGC Holdings II LLC (incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 12, 2011).

10.2
Subordination Agreement, dated as of May 6, 2011, by and among Lighting Science Group Corporation, Biological Illumination, LLC, LSGC, LLC, LSGC Holdings II LLC and Wells Fargo Bank, N.A., in its capacity as issuing bank and agent (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 12, 2011).

10.3	Binding Term Sheet, dated May 13, 2011, by and between LSGC Holdings LLC and Continental Casualty Company.

10.4	Subscription Agreement, dated May 16, 2011, by and among Lighting Science Group Corporation, LSGC Holdings LLC and LSGC Holdings II LLC.

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 26, 2011

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Annex A
SOLE MEMBER OF
LSGC HOLDINGS II LLC

Name	Position	Address
Pegasus Partners IV, L.P.	Sole Member	c/o 99 River Road, Cos Cob, CT 06807